Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GENERATION BIO CO.

Generation Bio Co., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.

The name of the Corporation is Generation Bio Co. The date of filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was October 21, 2016, under the name Torus Therapeutics, Inc.

2.

This Certificate of Amendment to the Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on June 16, 2020, was adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware, and has been duly approved by the stockholders of the Corporation.

3.	Article FOURTH of the Amended and Restated Certificate of Incorporation is hereby amended to add the following:

“Effective upon the effectiveness of the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware (the “Effective Time”), a one for ten reverse stock split of the Common Stock shall become effective, pursuant to which each ten (the “Reverse Stock Split Number”) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically reclassified, changed and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, the exact ratio within the foregoing range to be determined by the board of directors prior to the Effective Time and publicly announced by the Corporation, without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares of Common Stock shall be issued to any holder in connection with the Reverse Stock Split and in lieu thereof, any stockholder who otherwise would be entitled to receive fractional shares of Common Stock (taking into account all shares of capital stock owned by such stockholder) shall be entitled to receive cash (without interest or deduction) equal to the fraction of one share of Common Stock to which such stockholder would otherwise be entitled multiplied by the closing price of the Common Stock as reported on the Nasdaq Global Select Market at the close of business on the trading day immediately preceding the date of the Effective Time multiplied by the Reverse Stock Split Number.”

4.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective at 5:00 p.m., Eastern Time, on July 21, 2025.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer and President on July 18, 2025.

/
GENERATION BIO CO.

/s/ Geoff McDonough
Geoff McDonough, M.D.
President and Chief Executive Officer